EXHIBIT 99

GSI LUMONICS INC.

CONSOLIDATED BALANCE SHEETS (Unaudited)

(Canadian GAAP and in thousands of U.S. dollars, except share amounts)

	March 28,	December 31,
	2003	2002

ASSETS
Current
Cash and cash equivalents (note 7)	$97,465	$83,532
Short-term investments (note 7)	16,979	28,890
Accounts receivable, less allowance of $2,229 (December 31, 2002 — $2,681)	38,544	33,793
Income taxes receivable	8,988	8,431
Inventories (note 2)	36,916	39,671
Future tax assets	9,631	9,763
Other current assets	3,453	4,969

Total current assets	211,976	209,049
Property, plant and equipment, net of accumulated depreciation of $52,804 (December 31, 2002 — $51,372)	26,664	27,306
Future tax assets	7,338	7,443
Other assets	3,358	3,360
Long-term investments (note 7)	34,351	37,303
Intangible assets, net of amortization of $8,062 (December 31, 2002 — $7,798) (note 2)	7,778	8,042

	$291,465	$292,503

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current
Accounts payable	$10,731	$9,235
Accrued compensation and benefits	5,654	6,523
Other accrued expenses (note 2)	19,507	20,845

Total current liabilities	35,892	36,603
Deferred compensation	2,307	2,129

Total liabilities	38,199	38,732
Commitments and contingencies (note 9)
Stockholders’ equity (note 5)
Common shares, no par value; Authorized shares: unlimited; Issued and outstanding: 40,787,457 (December 31, 2002 — 40,785,922)	237,411	237,403
Contributed surplus	1,433	1,433
Retained earnings	7,507	8,286
Accumulated foreign currency translation adjustment	6,915	6,649

Total stockholders’ equity	253,266	253,771

	$291,465	$292,503

The accompanying notes are an integral part of these financial statements.

GSI LUMONICS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

(Canadian GAAP and in thousands of U.S. dollars, except share amounts)

	Three Months Ended

	March 28,	March 29,
	2003	2002

Sales	$41,119	$36,888
Cost of goods sold	26,379	24,615

Gross profit	14,740	12,273
Operating expenses:
Research and development	3,385	5,830
Selling, general and administrative	11,892	13,659
Amortization of purchased intangibles	262	271
Restructuring (note 8)	628	2,745
Other (note 8)	356	—

Total operating expenses	16,523	22,505

Loss from operations	(1,783)	(10,232)
Interest income	641	645
Interest expense	(54)	(140)
Foreign exchange transaction gains	417	384

Loss before income taxes	(779)	(9,343)
Income tax benefit	—	(3,267)

Net loss	$(779)	$(6,076)

Net loss per common share:
Basic	$(0.02)	$(0.15)
Diluted	$(0.02)	$(0.15)
Weighted average common shares outstanding (000’s)	40,787	40,589
Weighted average common shares outstanding and dilutive potential common shares (000’s)	40,787	40,589

The accompanying notes are an integral part of these financial statements.

GSI LUMONICS INC.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (Unaudited)

(Canadian GAAP and in thousands of U.S. dollars)

	Three Months Ended

	March 28,	March 29,
	2003	2002

Retained earnings, beginning of period	$8,286	$35,747
Net loss	(779)	(6,076)

Retained earnings, end of period	$7,507	$29,671

The accompanying notes are an integral part of these financial statements.

GSI LUMONICS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(Canadian GAAP and in thousands of U.S. dollars)

	Three Months Ended

	March 28,	March 29,
	2003	2002

Cash flows from operating activities:
Net loss	$(779)	$(6,076)
Adjustments to reconcile net loss to net cash used in operating activities:
Loss on disposal of assets	—	392
Depreciation and amortization	1,655	1,863
Unrealized loss on derivatives	504	—
Future income taxes	(217)	142
Changes in current assets and liabilities:
Accounts receivable	(4,601)	9,605
Inventories	2,833	1,625
Other current assets	1,078	425
Accounts payable, accruals and taxes (receivable) payable	(1,335)	(6,090)

Cash provided by (used in) operating activities	(862)	1,886

Cash flows from investing activities:
Additions to property, plant and equipment	(598)	(622)
Proceeds from the sales and maturities of investments	41,144	39,068
Purchases of investments	(26,281)	(51,863)
Decrease in other assets	42	1,598

Cash provided by (used in) investing activities	14,307	(11,819)

Cash flows from financing activities:
Proceeds of bank indebtedness	—	2,968
Issue of share capital (net of issue costs)	8	221

Cash provided by financing activities	8	3,189

Effect of exchange rates on cash and cash equivalents	480	—

Increase (decrease) in cash and cash equivalents	13,933	(6,744)
Cash and cash equivalents, beginning of period	83,532	102,959

Cash and cash equivalents, end of period	$97,465	$96,215

The accompanying notes are an integral part of these financial statements.

GSI LUMONICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

As of March 28, 2003
(Canadian GAAP and tabular amounts in thousands of U.S. dollars except share amounts)

1.	Basis of Presentation

      These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and in accordance with the accounting policies and methods of application in the Canadian Consolidated Financial Statements for the year ended December 31, 2002. Accordingly, these interim consolidated financial statements do not include all information and footnotes required by generally accepted accounting principles for complete financial statements. The consolidated financial statements reflect all adjustments and accruals, consisting only of adjustments and accruals of a normal recurring nature, which management considers necessary for a fair presentation of financial position and results of operations for the periods presented. The consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Canadian Consolidated Financial Statements for the year ended December 31, 2002. The consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s Form 10-Q for the three months ended March 28, 2003, prepared in accordance with United States generally accepted accounting principles. The results for interim periods are not necessarily indicative of results to be expected for the year or any future periods.

      As indicated in note 7, effective January 1, 2003, the Company has removed the designation of all short-term hedge contracts from their corresponding hedge relationships. Accordingly, such contracts are recorded at fair value with changes in fair value recognized currently in income. Unrealized gains on the contracts where the underlying transaction has not occurred at January 1, 2003 will be recognized in the same periods as the underlying hedged transactions.

Comparative Amounts

      Certain prior year amounts have been reclassified to conform to the current year presentation in the financial statements for the quarter ended March 28, 2003. These reclassifications had no effect on the previously reported results of operations or financial position.

2.	Supplementary Balance Sheet Information

      The following tables provide details of selected balance sheet items.

Inventories

	March 28,	December 31,
	2003	2002

Raw materials	$8,076	$16,380
Work-in-process	11,246	7,468
Finished goods	12,861	11,114
Demo inventory	4,733	4,709

Total inventories	$36,916	$39,671

GSI LUMONICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

Intangible Assets

	March 28, 2003		December 31, 2002

		Accumulated		Accumulated
	Cost	Amortization	Cost	Amortization

Patents and acquired technology	$11,017	$(3,239)	$11,017	$(2,975)
Other intangible assets	4,823	(4,823)	4,823	(4,823)

Total cost	15,840	$(8,062)	15,840	$(7,798)

Accumulated amortization	(8,062)		(7,798)

Net intangible assets	$7,778		$8,042

Other Accrued Expenses

	March 28,	December 31,
	2003	2002

Accrued warranty	$3,342	$3,383
Deferred revenue	3,535	3,404
Accrued restructuring (note 8)	7,987	8,790
Other	4,643	5,268

Total	$19,507	$20,845

Accrued Warranty

For the
Quarter Ended
March 28, 2003

Balance at the beginning of the period	$3,383
Charged to costs of goods sold	855
Use of provision	(858)
Foreign currency exchange rate changes	(38)

Balance at the end of the period	$3,342

3.	New Accounting Pronouncements

Stock-Based Compensation and Other Stock-Based Payments

      Effective January 1, 2002 the Company adopted CICA Handbook section 3870, Stock-based compensation and other stock-based payments. This new Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. It applies to transactions in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments. Section 3870 outlines a fair value based method of accounting for certain stock-based transactions. As permitted by Section 3870, the Company did not adopt the fair value based method of accounting for all employee stock-based transactions, and was not affected by the requirements to account for the fair value of certain other stock-based transactions. The exercise price of all stock options is equal to the closing price of the Company’s common shares on the Toronto Stock Exchange on the trading day immediately preceding the date of grant. During the period ended March 28, 2003, the Company’s treatment of stock based

GSI LUMONICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

compensation did not have a significant impact on the Company’s financial position, results of operations or cash flows. See note 5 for disclosure of pro forma stock compensation.

Disclosure of Guarantees

      Effective January 1, 2003 the Company adopted CICA AcG-14 Disclosure of Guarantees. The accounting guideline will significantly change current practice in the disclosure of guarantees. The guideline requires a guarantor to make significant new disclosures for virtually all guarantees even if the likelihood of the guarantor’s having to make payments under the guarantee is remote. See note 9 to the consolidated financial statements, for additional information about guarantees, including two existing operating lease agreements with terms that include residual value guarantees totaling approximately $16 million.

Accounting for Severance and Termination Benefits

      Effective January 1, 2003 the Company adopted EIC 134 Accounting for Severance and Termination Benefits. This Abstract addresses the different accounting treatments of the various types of severance and termination benefits related to the termination of employees’ services prior to normal retirement. This Abstract provides interpretive guidance to harmonize the accounting requirements for termination benefits in CICA 3461 with FAS 146. In the first quarter of 2003, the Company followed the accounting methods prescribed in EIC  134 in accounting for its restructuring activities in Europe, see note 8 for additional detail.

Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring)

      Effective January 1, 2003 the Company adopted EIC 135 Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring). EIC-135 addresses the accounting for costs associated with exit and disposal activities, other than termination benefits. This abstract is intended to harmonize Canadian GAAP with FAS 146. In the first quarter of 2003, the Company followed the accounting methods prescribed in EIC 134 in accounting for its restructuring activities in Europe, see note 8 for additional detail.

4.	Bank Indebtedness

      At March 28, 2003 the Company had a line of credit denominated in U.S. dollars with Fleet National Bank (“Fleet”), two letters of credit (“LC”) in Canadian dollars with the Canadian Imperial Bank of Commerce (“CIBC”) and a letter of credit in United Kingdom pounds with NatWest for a total amount of available credit of U.S.$8.5 million versus U.S.$12.1 million at December 31, 2002. The Company’s agreement with Fleet provides for an $8.0 million line of credit. CIBC provides the Company with LC’s of $0.4 million supporting its Payroll and Credit Card program. NatWest provides a $0.1 million bank guarantee for a LC used for VAT purposes in the United Kingdom. Cash and marketable securities totaling $10.3 million have been pledged as collateral for the Fleet and CIBC credit facilities under security agreements. The line of credit with Fleet expires on June 28, 2003. In addition to the customary representations, warranties and reporting covenants, the borrowings under the Fleet credit facility require the Company to maintain a quarterly minimum tangible net worth of $200.0 million. The line of credit with CIBC was reviewed by the Company and a decision to cancel the line of credit was conveyed to CIBC prior to December 31, 2002. By giving CIBC appropriate advance notice, the Company initiated its right to cancel the line of credit at any time at no cost, excluding breakage fees relating to the used and outstanding amounts under fixed loan instruments, which we do not expect to be material. The $4.0 million line of credit with CIBC was eliminated by the end of the first quarter in 2003 with only the two above mentioned letters of credit remaining. These LC’s should be cancelled by the end of the second quarter of 2003. The Company also cancelled its credit facility with Bank One on December 20, 2002 without paying any breakage fees. North

GSI LUMONICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

American inventories and receivables were pledged as collateral for the Bank One credit facility. Bank One continues to work on the release of all liens and obligations associated with the facility.

      At March 28, 2003, the Company had $8.0 million denominated in U.S. dollars that are available for general purposes, under the credit facility with Fleet discussed above. Of the available $8.0 million, $3.8 million was in use at March 28, 2003 consisting of funds committed at Fleet Bank for use in foreign exchange transactions. Though the Fleet Bank amount of $3.8 million is committed for support of foreign currency hedging contracts and not available, it is not considered used for the purpose of calculating interest payments. The Fleet line of credit is due on demand and bears interest based on either prime or LIBOR depending on the borrowing notification period.

5.	Stockholders’ Equity

Capital Stock

      The authorized capital of the Company consists of an unlimited number of common shares without nominal or par value. During the three months ended March 28, 2003, 2,000 common shares were issued pursuant to stock options exercised for proceeds of approximately $8.0 thousand.

Net Loss Per Common Share

      Basic net loss per common share was computed by dividing net loss by the weighted-average number of common shares outstanding during the period. For diluted net loss per common share, the denominator also includes dilutive outstanding stock options and warrants determined using the treasury stock method. As a result of the net loss for the three months ended March 28, 2003 and March 29, 2002, the effect of converting options and warrants was anti-dilutive.

      Common share and common share equivalent disclosures are:

	Three Months Ended

	March 28,	March 29,
	2003	2002

	(In thousands)
Weighted average common shares outstanding	40,787	40,589
Dilutive potential common shares	—	—

Diluted common shares	40,787	40,589

      At March 28, 2003, the Company had options and warrants outstanding entitling holders to acquire up to 3,428,009 and 51,186 common shares, respectively.

GSI LUMONICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

Pro Forma Stock Based Compensation

      Had compensation cost for the Company’s stock option plans and employee stock purchase plan been determined using a Black-Scholes option-pricing model, including options granted in prior years on a retroactive basis, the Company’s net loss and loss per share would have been increased to the pro forma amounts below.

	March 28,	March 29,
	2003	2002

Net loss:
As reported	$(779)	$(6,076)
Pro forma	$(1,442)	$(7,086)
Basic net loss per share:
As reported	$(0.02)	$(0.15)
Pro forma	$(0.04)	$(0.17)
Diluted loss per share:
As reported	$(0.02)	$(0.15)
Pro forma	$(0.04)	$(0.17)

      The fair value of options was estimated at the date of grant using a Black-Scholes option-pricing model with the following assumptions:

	March 28,	March 29,
	2003	2002

Risk-free interest rate	3.1%	4.1%
Expected dividend yield	—	—
Expected lives upon vesting	1.0 years	1.0 years
Expected volatility	67%	70%
Weighted average fair value per share	$5.27	$4.82

6.     Related Party Transactions

      The Company recorded sales revenue from Sumitomo Heavy Industries Ltd., a significant shareholder, of $0.8 million in the three months ended March 28, 2003 and $0.4 million in the three months ended March 29, 2002 at amounts and terms approximately equivalent to third-party transactions. Receivables from Sumitomo of $0.7 million and $0.3 million as at March 28, 2003 and March 29, 2002, respectively, are included in accounts receivable on the balance sheet.

      The Company has an agreement with V2Air LLC relating to the use of the LLC aircraft for Company purposes. The Company’s President and Chief Executive Officer, Charles D. Winston, owns V2Air LLC. Pursuant to the terms of the agreement, the Company is required to reimburse V2Air LLC for certain expenses associated with the use of the aircraft for Company business travel. During the three months ended March 28, 2003, the Company reimbursed V2Air LLC approximately $36 thousand under the terms of the agreement and $34 thousand for the three months ended March 29, 2002.

      In January of 2001, the Company made an investment of $2.0 million in a technology fund, managed by OpNet Partners, L.P. During 2002, the Company received a cash distribution (return of capital) from OpNet Partners in the amount of $1.4 million. In the second quarter of 2002, the Company wrote-down the investment by $0.2 million to its estimated fair market value and wrote-off the remainder of the investment of $0.4 million in the fourth quarter of 2002. Richard B. Black, a member of the Company’s Board of Directors, is a General Partner of OpNet Partners, L.P.

GSI LUMONICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

      On April 26, 2002, the Company entered into an agreement with Photoniko, Inc, a private photonics company in which one of the Company’s directors, Richard B. Black, was a director and stock option holder. As of August 16, 2002, Mr. Black was no longer a director or stock option holder of Photoniko, Inc. Under the agreement, the Company provided a non-interest bearing unsecured loan of $75 thousand to Photoniko, Inc. to fund designated business activities at Photoniko, Inc. in exchange for an exclusive 90 day period to evaluate potential strategic alliances. In accordance with the terms of the agreement and the promissory note which was signed by Photoniko, Inc. on April 26, 2002, the loan was to be repaid in full to the Company no later than August 28, 2002, but still remains outstanding. The Company has provided a full reserve for this receivable.

7.     Financial Instruments

Cash Equivalents, Short-Term and Long-Term Investments

      At March 28, 2003, the Company had $71.2 million invested in cash equivalents denominated in U.S. dollars and Japanese yen with maturity dates between March  31, 2003 and June 25, 2003. At December 31, 2002, the Company had $53.2 million invested in cash equivalents denominated in U.S. dollars with average maturity dates between January 2, 2003 and March 24, 2003. Cash equivalents, stated at amortized cost, approximate fair value.

      At March 28, 2003, the Company had $17.0 million in short-term investments and $34.4 million in long-term investments invested in U.S. dollars with maturity dates between March 31, 2003 and December 27, 2005. At December 31, 2002 the Company had $28.9 million in short-term investments and $37.3 million in long-term investments invested in U.S. dollars with maturity dates between January 6, 2003 and November 23, 2004. As discussed in Note 4 to the financial statements, $10.3 million of short-term investments is pledged as collateral for the Fleet and CIBC credit facilities at March 28, 2003 and $18.9 million of the long-term investments is pledged as security for the lease agreements with BMO as described in Note 9 below.

Derivative Financial Instruments

      Effective January 1, 2003, the Company has removed the designation of all short-term hedge contracts from their corresponding hedge relationships. Accordingly, such contracts are recorded at fair value with changes in fair value recognized currently in income. Unrealized gains on the contracts where the underlying transaction has not occurred at January 1, 2003 will be recognized in the same periods as the underlying hedged transactions.

      At March 28, 2003, the Company had 7 foreign exchange forward contracts to purchase $10.7 million U.S. dollars in exchange for yen with an aggregate fair value of loss of $35 thousand recorded and 2 collars to purchase $2.2 million U.S. dollars in exchange for euros with an aggregate fair value of loss of $0.5 million U.S. dollars. Also, the Company had one currency swap with a notional value of $8.7 million U.S. dollars in exchange for yen with an aggregate fair value gain of $24 thousand after-tax.

      At December 31, 2002, the Company had eleven foreign exchange forward contracts to purchase $16.9 million U.S. dollars, of which $10.5 million is in exchange for yen and $6.4 million is in exchange for euros. The Company also had one currency swap contract fair valued at $8.7 million U.S. dollars in exchange for yen. All contracts have an aggregate fair value loss of $0.5 million after-tax and mature at various dates in 2003.

8.	Restructuring and Other

      From 2000 through 2002, the Company faced a 57% decline in revenues and responded by streamlining operations to reduce fixed costs.

GSI LUMONICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

Restructuring Charges

2000

      During fiscal 2000, the Company took total restructuring charges of $14.5 million, $12.5 million of which resulted from the Company’s determination to exit the high powered laser product line that was produced in its Rugby, United Kingdom facility. The $12.5 million charge consisted of $1 million to accrue employee severance for approximately 50 employees; $3.8 million for reduction and elimination of the Company’s United Kingdom operation and worldwide distribution system related to high power laser systems; and $7.7 million for excess capacity at three leased facilities in the United States and Germany where high power laser systems operations were conducted. The provisions for lease costs at our Livonia and Farmington Hills, Michigan facilities and in Germany related primarily to future contractual obligations under operating leases, net of expected sublease revenue on leases that the Company cannot terminate. Additionally, for our Farmington Hills, Michigan and Maple Grove, Minnesota facilities, we accrued an anticipated loss on our contractual obligations to guarantee the value of the buildings. This charge was estimated as the excess of our cost to purchase the buildings over their estimated fair market value. The Company also recorded a non-cash write-down of land and building in the United Kingdom of $2 million, based on market assessments at to the net realizable value of the facility. In addition, the Company recorded in cost of goods sold a reserve of $8.5 million for raw materials, work-in-process, equipment, parts and demo equipment inventory that related to the high power laser product line in its Rugby, United Kingdom facility and other locations that supported this product line.

      Also during fiscal 2000, the Company reversed a provision of $5 million originally recorded at the time of the 1999 merger of General Scanning, Inc. and Lumonics Inc. At the time the $5 million provision was recorded, the Company intended to close its Rugby, United Kingdom facility and transfer those manufacturing activities to its Kanata, Ontario facility. As plans evolved, the Company realized that it would cost too much to move the manufacturing and decided to not go through with its original plan. Thus, the Company reversed the $5 million that had initially been recorded for this proposed restructuring.

      Cumulative cash draw-downs of $6 million, a reversal of $0.5 million recorded in the fourth quarter of 2001 for anticipated restructuring costs that will not be incurred and a non-cash draw-down of $2 million have been applied against the total fiscal 2000 provision of $14.5 million, resulting in a remaining balance at March 28, 2003 of $6 million. All actions relating to the 2000 restructuring charge have been completed. The $6 million accrual remaining at March 28, 2003 for the Farmington Hills, Michigan and the Maple Grove, Minnesota facilities, is expected to be used during 2003 at the end of the lease terms to offset the anticipated loss on these leases upon purchase and eventual resale of the buildings.

2001

      In the fourth quarter of fiscal 2001, to further reduce capacity in response to declining sales, the Company determined that the remaining functions located in its Farmington Hills, Michigan facility should be integrated with its Wilmington, Massachusetts facility and that its Oxnard, California facility should be closed. In addition, the Company determined to integrate its Bedford, Massachusetts facility with its Billerica, Massachusetts manufacturing facility. The Company took total restructuring charges of $3.4 million. The $3.4 million charge consisted of $0.9 million to accrue employee severance for approximately 35 employees at the Farmington Hills, Michigan and Oxnard, California locations; $1.8 million for excess capacity at five leased locations in the United States, Canada and Germany; and $0.7 million for a write-down of leasehold improvements and certain equipment associated with the exiting of leased facilities located in Bedford, Massachusetts. The lease costs primarily related to future contractual obligations under operating leases, net of expected sublease revenue on leases that the Company cannot terminate. The expected effects of the restructuring were to better align our ongoing expenses and cash flows in light of reduced sales.

GSI LUMONICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

      Cumulative cash draw-downs of approximately $2.5 million and non-cash draw-downs of $0.7 million have been applied against the provision, resulting in a remaining provision balance of $0.2 million as at March 28, 2003. The restructuring is complete, except for costs that are expected to be paid on the leased facilities in Munich, Germany (lease expiration January 2013), Oxnard, California (expected payment March 2003) and Nepean , Ontario (lease expiration January 2006).

2002

      Two major restructuring plans were initiated in 2002, as the Company continued to adapt to a lower level of sales. In the first quarter of 2002, the Company made a determination to reduce fixed costs by transferring manufacturing operations at its Kanata, Ontario facility to other manufacturing facilities. Associated with this decision, the Company incurred restructuring costs in the first, second and fourth quarters of 2002. At this time, the Company believes that all costs associated with the closure of this facility have been recorded, as noted below. During the first quarter of 2002, the Company consolidated its electronics systems business from its facility in Kanata, Ontario into the Company’s existing systems manufacturing facility in Wilmington, Massachusetts and transferred its laser business from the Company’s Kanata, Ontario facility to its existing facility in Rugby, United Kingdom. In addition, the Company closed its Kanata, Ontario facility. The Company took a total restructuring charge of $2.7 million related to these activities in the first quarter of 2002. The $2.7 million charge consisted of $2.2 million to accrue employee severance and benefits for approximately 90 employees; $0.3 million for the write-off of furniture, equipment and system software; and $0.2 million for plant closure and other related costs. During the second quarter of fiscal 2002, the Company recorded additional restructuring charges of $1.4 million related to cancellation fees on contractual obligation of $0.3 million, a write-down of land and building in Kanata, Ontario and Rugby, United Kingdom of $0.8 million, and also leased facility costs of $0.3 million at the Farmington Hills, Michigan and Oxnard, California locations. The lease costs primarily related to future contractual obligations under operating leases, net of expected sublease revenue on leases that the Company cannot terminate. The write-downs of the building brings the properties offered for sale in line with market values and the recording of these write-downs has no effect on cash.

      The second major restructuring plan in 2002 related to our refocusing of the Company’s Nepean, Ontario operations on its custom optics business as a result of the telecom industry’s severe downturn. The Company’s executive team approved a plan to reduce capacity at its Nepean, Ontario facility and the Company recorded a pre-tax restructuring charge of $2.3 million in the fourth quarter of 2002 which included $0.6 million to accrue employee severance and benefits for approximately 41 employees. The Company also wrote-off approximately $0.2 million of excess fixed assets and wrote-down one of the Nepean, Ontario buildings by $0.2 million to its estimated fair market value. Additionally, the Company continued to evaluate accruals made in prior restructurings and we recorded charges of approximately $0.8 million for an adjustment to earlier provisions for leased facilities in the United States and Germany. Specifically, the $0.8 million in adjustments in the fourth quarter of 2002 related to earlier provisions for the leased facilities in Munich, Germany, Maple Grove, Minnesota and Farmington Hills, Michigan. We had originally estimated our restructuring reserve of $0.5 million based upon the assumption that we would have subleased the Munich, Germany facility in 2003. We had received information from a real estate broker that the commercial office market in Munich, Germany had softened and that we would not recover our full lease rate when we finally sublease the building. As such we recorded an additional provision of $0.5 million to cover a longer anticipated time required to sublease the space and to reflect the likelihood of subleasing at less than our existing lease rates. For the Maple Grove, Minnesota facility, we had subleased the entire building through January 2003. We had anticipated that we would find a buyer for this building by January 2003 and exercise our option to purchase the building and not have to pay the remaining lease costs. As this did not happen, we accrued the contractual lease costs through the end of the lease in June 2003, which are $0.2 million. Similarly for the Farmington Hills, Michigan facility, we had anticipated selling the building sooner, but as this did not occur by the end of

GSI LUMONICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

2002, we accrued the costs for the unused space through the end of the lease in June 2003, which are $0.1 million. The Company also took a further write-down of $0.3 million on the buildings in Kanata, Ontario and Rugby, United Kingdom and a $0.1 million write-off for fixed assets in Kanata, Ontario and a $0.1 million for the Maple Grove, Minnesota and Farmington Hills, Michigan facilities.

      At March 28, 2003 and December 31, 2002, the net book value of two facilities, one in Kanata, Ontario and the other in Nepean, Ontario, were classified as for sale and included in other assets.

      Cumulative cash draw-downs of approximately $3.0 million and non-cash draw-downs of $1.8 million have been applied against the provisions taken in 2002, resulting in a remaining provision balance of $1.6 million at March 28, 2003. For severance related costs associated with these two restructuring actions, the actions are complete and the Company does not anticipate taking additional restructuring charges and expects to finalize payment in 2003. The Company will continue to evaluate the fair value of the buildings and fixed assets that were written down. The restructuring accrual is expected to be completely utilized during January 2013 at the end of the lease term for the Munich, Germany facility. The Company estimated the restructuring charge for the Munich, Germany facility based on contractual payments required on the lease for the unused space, less what is expected to be received for subleasing. Because this is a long term lease that extends until 2013, the Company will drawdown the amount accrued over the life of the lease. Future sublease market conditions may require the Company to make further adjustments to this restructuring reserve.

2003

      In an attempt to align the distribution and service groups with our business segments in the first quarter, the Company commenced a restructuring plan that is expected to significantly reduce these operations around the world, and to consolidate these functions at the Company’s manufacturing facilities. As part of this plan, the Company provided for severance and termination benefits of approximately $0.6 million for 22 employees in Germany, France, Italy and Belgium in the first quarter. Under the new rules for accounting for restructurings required by SFAS 146, if an employee continues to work for anything beyond a minimum period of time after their notification, then their termination benefits are to be accrued over the period that they continue to work. As the Company has retained certain employees to help with the transition of work beyond the minimum periods specified in SFAS 146, the Company anticipates that it will accrue additional termination and severance benefits for these employees of approximately $0.5 million over the next two quarters, as a result of the actions taken in the first quarter of 2003. The Company also accrued $5.0 thousand for the termination of an office lease in Italy during the first quarter of 2003.

      Cumulative cash draw-downs of approximately $0.4 million have been applied against the provisions taken in 2003, resulting in a remaining provision balance of $0.2 million at March 28, 2003.

      The following table summarizes changes in the restructuring provision.

	Severance	Facilities	Total

	(In millions)
Provision at December 31, 2002	$1.2	$7.6	$8.8
Charges during Q1 2003	0.6	0.0	0.6
Cash draw-downs during Q1 2003	(0.9)	(0.5)	(1.4)

Provision at March 28, 2003	$0.9	$7.1	$8.0

Other

      During the first quarter of 2003, the Company recorded a reserve of approximately $0.6 million on note receivable from a litigation settlement initially recorded in 1998. The reserve was provided because of a default on the quarterly payment due in March 2003. Additionally, the Company recorded a benefit during the quarter

GSI LUMONICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

of approximately $0.2 million for royalties earned on a divested product line and earned as part of a litigation settlement agreement.

9.     Commitments and Contingencies

Operating Leases

      The Company leases two facilities under operating lease agreements that expire in 2003. At the end of the initial lease term, these leases require the Company to renew the lease for a defined number of years at the fair market rental rate or purchase the property at the fair market value. The lessor may sell the facilities to a third party but the leases provide for a residual value guarantee of the first 85% of any loss the lessor may incur on its $19.1 million investment in the buildings, which may become payable by the Company upon the termination of the transaction, or the Company may exercise its option to purchase the facilities for approximately $19.0 million. As of March 28, 2003, residual value guarantees in connection with these leases totaled approximately $16.0 million. Upon termination of the leases, the Company expects to purchase the buildings for approximately $19.0 million in cash and then sell them for the combined estimated market value of the two buildings of approximately $12.5 million to $13.3 million. During the fourth quarter of fiscal 2000, the Company took a charge of $6.0 million associated with restructuring for excess capacity at the two leased facility locations, including the estimated residual value guarantees. In the fourth quarter of 2002, the Company took an additional restructuring charge of $0.1 million to increase the reserve for the decline in the estimated market values of the underlying buildings. The total expected value of the buildings at the end of the leases may vary, depending on whether or not the buildings are leased at time of sale and whether the buildings are sold to a buyer/owner or to an investor. The Company will incur other costs such as lease and sales commissions. The lease agreement requires, among other things, the Company to maintain specified quarterly financial ratios and conditions. As of March 29, 2002, the Company was in breach of the fixed charge coverage ratio, but on April 30, 2002, the Company entered into a Security Agreement with the Bank of Montreal (“BMO”) pursuant to which the Company deposited with BMO and pledged approximately $18.9 million as security in connection with the operating leases discussed above in exchange for a written waiver from BMO and BMO Global Capital Solutions for any Company defaults of or obligations to satisfy the specified financial covenants relating to the operating lease agreements until June 30, 2003. This item is included on the balance sheet in long-term investments.

Legal Proceedings and Disputes

      As the Company has disclosed since 1994, a party has commenced legal proceedings in the United States against a number of United States manufacturing companies, including companies that have purchased systems from the Company. The plaintiff in the proceedings has alleged that certain equipment used by these manufacturers infringes patents claimed to be held by the plaintiff. While the Company is not a defendant in any of the proceedings, several of the Company’s customers have notified the Company that, if the party successfully pursues infringement claims against them, they may require the Company to indemnify them to the extent that any of their losses can be attributed to systems sold to them by the Company. Due to (i) the relatively small number of systems sold to any one of the Company’s customers involved in this litigation, (ii) the low probability of success by the plaintiff in securing judgment(s) against the Company’s customers and (iii) the existence of a countersuit that seeks to invalidate the patents that are the basis for the litigation, the Company does not believe that the outcome of any of these claims individually will have a material adverse effect upon the Company’s financial condition or results of operations. No assurances can be given, however, that these or similar claims, if successful and taken in the aggregate would not have a material adverse effect upon the Company’s financial condition or results of operations.

      The Company is also subject to various legal proceedings and claims that arise in the ordinary course of business. The Company does not believe that the outcome of these claims will have a material adverse effect

GSI LUMONICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

upon the Company’s financial conditions or results of operations but there can be no assurance that any such claims, or any similar claims, would not have a material adverse effect upon the Company’s financial condition or results of operations.

Guarantees

      In the normal course of our operations, we execute agreements that provide for indemnification and guarantees to counterparties in transactions such as business dispositions, the sale of assets, sale of products and operating leases.

      These indemnification undertakings and guarantees may require us to compensate the counterparties for costs and losses incurred as a result of various events including breaches of representations and warranties, intellectual property right infringement, loss of or damages to property, environmental liabilities, changes in the interpretation of laws and regulations (including tax legislation) or as a result of litigation that may be suffered by the counterparties. Also, in the context of the sale of all or a part of a business, this includes the resolution of contingent liabilities of the disposed businesses or the reassessment of prior tax filings of the corporations carrying on the business.

      Certain indemnification undertakings can extend for an unlimited period and generally do not provide for any limit on the maximum potential amount. The nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay counterparties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time.

      Historically, we have not made any significant payments under such indemnifications. As at March 28, 2003, nil has been accrued in the consolidated balance sheet with respect to these indemnification undertakings.

10.     Income Taxes

      During the three months ended March 28, 2003, the income tax benefit was reduced as a result of increases in valuation allowances related to the Company’s geographic distribution of its operating loss carry-forwards. This includes a full valuation allowance against the Company’s Canadian deferred tax asset in accordance with the closure of the Kanata, Ontario facility described in note 8. It is expected that operations and income in Canada in the foreseeable future will not be sufficient to offset existing loss carryforwards. Our ability to recover deferred tax assets of $17.0 million at March 28, 2003 depends primarily upon the Company’s ability to generate profits in the United States and United Kingdom tax jurisdictions. If actual results differ from our plans or we do not achieve profitability, we may be required to increase the valuation allowance on our tax assets by increasing expenses, which may have a material negative result on our operations.

11.     Segment Information

General Description

      During the fourth quarter of 2002, the Company changed the way it manages its business to reflect a growing focus on its three core businesses: components, lasers and laser systems. In classifying operational entities into a particular segment, the Company aggregated businesses with similar economic characteristics, products and services, production processes, customers and methods of distribution. Segment information for the 2002 year has been restated to conform to the current year’s presentation.

GSI LUMONICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

      The Executive Committee (“EC”) has been identified as the chief operating decision maker in assessing the performance of the segments and the allocation of resources to the segments. The EC evaluates financial performance based on measures of profit or loss from operations before income taxes excluding the impact of amortization of purchased intangibles, acquired in-process research and development, restructuring and other, gain (loss) on sale of assets and investments, interest income, interest expense and foreign exchange transaction losses. Certain corporate-level operating expenses, including corporate marketing, finance and administrative expenses, are not allocated to operating segments. Intersegment sales are based on fair market values. All intersegment profit, including any unrealized profit on ending inventories, is eliminated on consolidation.

      GSI Lumonics operations include three reportable operating segments: the Components segment (Components); the Laser segment (Laser Group); and the Laser Systems segment (Laser Systems).

      Components — The Company’s component products are designed and manufactured at our facilities in Billerica, Massachusetts, Nepean, Ontario and Moorpark, California and are sold directly, or, in some territories, through distributors, to original equipment manufacturers (“OEMs”). Products include optical scanners and subsystems used by OEMs for applications in materials processing, test and measurement, alignment, inspection, displays, imaging, graphics, vision, rapid prototyping and medical use such as dermatology and ophthalmology. The Components Group also manufactures printers for certain medical end products such as defibrillators, patient care monitors and cardiac pacemaker programmers, as well as film imaging subsystems for use in CAT scans and magnetic resonance imaging systems. Under the trade name, WavePrecision, we also manufacture precision optics supplied to OEM customers for applications in aerospace and semiconductor. Major markets are medical, semiconductor and electronics, light industrial and aerospace.

      Laser Group — The Company designs and manufactures a wide range of lasers at our Rugby, United Kingdom facility for sale in the merchant market to end-users, OEMs and systems integrators. We also use some of these products in the Company’s own laser systems. The Laser Group also derives significant revenues from providing parts and technical support for lasers in its installed base at customer locations. These lasers are primarily used in material processing applications (cutting, welding and drilling) in light automotive, electronics, aerospace, medical and light industrial markets. The lasers are sold worldwide directly in North America and Europe, and through distributors in Japan, Asia Pacific and China. Sumitomo Heavy Industries Ltd. (a significant shareholder of the Company) is our distributor in Japan. Specifically, our pulsed and continuous wave Nd:YAG lasers are used in a variety of medical, light automotive and industrial settings.

      Laser Systems — The Company’s laser systems are designed and manufactured at our Wilmington, Massachusetts facility and are sold directly, or, in some territories, through distributors, to end users, usually semiconductor integrated device manufacturers and electronic component and assembly manufacturers. The Laser Systems Group also derives significant revenues from servicing systems in its installed base at customer locations. System applications include laser repair to improve yields in the production of dynamic random access memory chips (“DRAMs”), permanent marking systems for silicon wafers and individual dies for traceability and quality control, circuit processing systems for linear and mixed signal devices, as well as for certain passive electronic components, and printed circuit boards (“PCB”) manufacturing systems for via hole drilling, solder paste inspection and component placement inspection.

GSI LUMONICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

Segments

      Information on reportable segments is as follows:

	Three Months Ended

	March 28,	March 29,
	2003	2002

Sales
Components	$16,655	$18,090
Laser Group	6,987	5,968
Laser Systems	17,826	12,981
Intersegment sales elimination	(349)	(151)

Total	$41,119	$36,888

Segment income (loss) from operations
Components	$4,855	$4,557
Laser Group	(472)	(696)
Laser Systems	(401)	(5,992)

Total by segment	3,982	(2,131)
Unallocated amounts:
Corporate expenses	4,519	5,085
Amortization of purchased intangibles	262	271
Restructuring and other	984	2,745

Loss from operations	$(1,783)	$(10,232)

      The EC does not review asset information on a segmented basis and the Company does not maintain assets on a segmented basis, therefore a breakdown of assets is not included.

Geographic Segment Information

      Revenues are attributed to geographic areas on the basis of the bill to customer location. Not infrequently, equipment is sold to large international companies, which may be headquartered in Asia-Pacific, but the sales of our systems are billed and shipped to locations in the United States. These sales are therefore reflected in United States totals in the table below. Long-lived assets are attributed to geographic areas in which Company assets reside.

	Three Months Ended

	March 28, 2003		March 29, 2002

	(In millions)
Revenues from external customers:
United States	$20.7	51%	$24.1	65%
Canada	0.1	—	0.8	2%
Europe	5.7	14%	6.3	17%
Japan	9.4	23%	2.5	7%
Asia-Pacific, other	5.0	12%	3.1	9%
Latin and South America	0.2	—	0.1	—

Total	$41.1	100%	$36.9	100%

GSI LUMONICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

	As at

	March 28, 2003	December 31, 2002

Long-lived assets:
United States	$18.6	$19.4
Canada	6.9	6.6
Europe	11.2	11.5
Japan	0.6	0.6
Asia-Pacific, other	0.1	0.1

Total	$37.4	$38.2

      The EC does not review asset information on a segmented basis and the Company does not maintain assets on a segmented basis, therefore a breakdown of assets by segments is not included.

12.     Subsequent Events

      On March 28, 2003, a registration statement was filed whereby the Company proposed its shareholders consider a Plan of Arrangement which, if approved and effected, would restructure the Company as a publicly traded United States domiciled corporation. On May 16, 2003, June 18, 2003 and again on June 26, 2003, the Company filed amendments to the registration statement in response to comments received from the Securities and Exchange Commission.

      On March 31, 2003, the Company completed the sale to a third party of its excess facility in Nepean, Ontario for a price of Cdn $1.3 million (or approximately U.S.$0.9 million based on March 2003 exchange rates). At March 28, 2003, the net book value of this facility of U.S.$0.8 million is included in other assets. The estimated gain on the sale of this facility of approximately U.S.$0.1 million will be recorded in our second quarter.

      On April 21, 2003, the Company announced that it has entered into a definitive agreement for the acquisition of the principal assets of Spectron Laser Systems, a subsidiary of Lumenis Ltd., located in Rugby, United Kingdom. The Spectron assets are being acquired for U.S.$6.3 million in cash, subject to adjustment, and the assumption of certain liabilities. This transaction closed on May 7, 2003. The integration of Spectron into the Company’s Laser Group in Rugby, United Kingdom is scheduled for completion by the end of August, 2003. The Company expects to account for this transaction as a business combination under CICA Handbook Section 1581, Business Combinations.

      On May 2, 2003, the Company announced that it has acquired the principal assets of the Encoder division of Dynamics Research Corporation, located in Wilmington, Massachusetts. The Encoder division assets were acquired for U.S.$3.3 million in cash, subject to adjustment, and the assumption of certain liabilities. The integration of the Encoder division into the Company’s Components Group in Billerica, Massachusetts is currently scheduled for completion by the end of August, 2003. The Company expects to account for this transaction as a business combination under CICA Handbook Section 1581, Business Combinations.